EXHIBIT 99.2

CONTACT:	Michael Shapiro Senior Vice President Chief Financial Officer (732) 294-2270

FOR IMMEDIATE RELEASE

FOODARAMA SUPERMARKETS, INC.
RECEIVES GOING PRIVATE PROPOSAL

        Freehold, N.J., December 2, 2005—Foodarama Supermarkets, Inc. (ASE-FSM) (the "Company" or "Foodarama") today announced that it has received a non-binding proposal for a going private transaction from a purchaser group led by Joseph J. Saker, the Company's Chairman of the Board, Richard J. Saker, the Company's Chief Executive Officer and President, and six other members of the family of Joseph J. Saker who are shareholders of the Company.

        The proposed transaction would result in the acquisition by a corporation formed by the purchaser group of all of the outstanding shares of Foodarama common stock not already owned by the members of the purchaser group at a price of $52 per share, which represents a premium of 40.5 percent over the closing price of $37 per share on December 1, 2005, and a premium of 35.3 percent over the average closing price over the last 30 calendar days. The purchaser group currently owns or controls approximately 51 percent of Foodarama's issued and outstanding common stock. The purchaser group has informed the Company that, prior to making the offer and after protracted discussions, the purchaser group was advised by the holder of approximately 12% of Foodarama's outstanding shares that such holder would be willing to participate in a transaction in which the purchaser group acquired his shares at a price of $52 per share.

        The Board of Directors has formed a Special Committee consisting of three independent directors to review the proposed transaction. The Special Committee will retain independent legal counsel and an independent financial advisor to assist it in evaluating the proposed transaction on behalf of the public shareholders.

        The proposed transaction is subject to certain conditions, including, among others, a condition that the acquiring company hold at least 90% of Foodarama's common stock after the closing of the tender offer, the requisite consent of Wakefern Food Corporation and a condition that the Foodarama shareholders approve an agreement and plan of share exchange pursuant to which each outstanding share of Foodarama common stock would be exchanged for one share of common stock of a newly formed Delaware corporation. The share exchange would be followed by a merger of the Delaware corporation into the acquiring company pursuant to which shareholders who did not tender shares in the tender offer would receive $52 in exchange for their shares of the Delaware corporation that they receive in the share exchange. As a result of the tender offer, the share exchange and the merger, Foodarama would become a wholly owned subsidiary of the acquiring company and there would no longer be a public market for Foodarama common stock.

        The purchaser group has obtained a commitment for the financing of the proposed transaction and a refinancing of the Company's existing loans from GMAC Commercial Finance LLC. Approximately 6% of the funds provided by GMAC Commercial Finance LLC may also be used to finance the purchase of certain shares held by certain members of the purchaser group.

        This press release is not a substitute for any tender offer statement or other filing that may be made with the Securities and Exchange Commission if the proposed transaction goes forward. If such documents are filed with the SEC, investors are urged to read them because they will contain important information. Any such documents, once filed, will be available, free of charge, at the SEC's website (www.sec.gov) and from Foodarama Supermarkets, Inc.

        The Company operates a chain of 26 supermarkets located in Central New Jersey, as well as two liquor stores and one garden center, all licensed as ShopRite. The Company also operates a central food processing facility to supply its stores with certain meat products, various prepared salads, prepared foods and other items, and a central baking facility which supplies its stores with bakery products. The Company is a member of Wakefern Food Corporation, the largest retailer-owned food cooperative warehouse in the United States and owner of the ShopRite name.

        This press release includes forward-looking statements within the meaning of federal securities laws that are subject to risks and uncertainties, including the inability to satisfy the conditions to any proposed transaction, general economic conditions and other factors that may be identified in filings made with the SEC by the Company or the purchaser group.

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Certain information included in this press release and other Company filings (collectively, the "SEC filings") under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended (as well as information communicated orally or in writing between the dates of such SEC filings) contains or may contain forward looking information that is subject to certain risks, trends, and uncertainties that could cause actual results to differ materially from expected results.